Filed Pursuant to Rule 424(b)(7)
File No. 333-128390
Prospectus Supplement No. 1
to Prospectus Dated December 5, 2005
$2,500,000,000
Floating Rate Convertible Senior Debentures due 2035

This prospectus supplement supplements information contained in the prospectus dated December 5, 2005 relating to the offer and sale from time to time by certain selling securityholders of up to $2,500,000,000 aggregate principal amount of our Floating Rate Convertible Senior Debentures due 2035 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus dated December 5, 2005. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The terms of the debentures are set forth in the prospectus.
The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 5 of the prospectus. You should consider these Risk Factors before purchasing these securities.
The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, The Bank Insurance Fund or any other governmental agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
SELLING SECURITYHOLDERS
     The information in the table appearing under the caption “Selling Securityholders” in the prospectus is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus with the information that is set forth below.

		Shares of Common
	Principal Amount	Stock Beneficially	Common		Common Stock
	of Debentures	Owned Upon	Stock Offered Upon	Debentures Owned	Owned After
	Beneficially Owned	Conversion of	Conversion of	After Completion of	Completion of
Name	and Offered	Debentures(1)	Debentures(1)	Offering(2)	Offering(2)
Conseco Insurance Company -
Multi-Bucket Annuity Convertible Bond Fund	750,000	20,798	20,798	0	0
National Bank of Canada	7,475,000	207,293	207,293	0	0
Thrivent Financial for Lutherans	9,000,000	249,584	249,584	0	19,600
UBS O’Connor LLC F/B/O O’Connor
Global Convertible Arbitrage Master Limited	9,230,000	255,962	255,962	0	0
UBS O’Connor LLC F/B/O O’Connor
Global Convertible Arbitrage II Master Limited	770,000	21,353	21,353	0	0
Other (3)(4)	814,486,000

(1)	Assumes conversion of all of the holders’ debentures at the maximum initial conversion rate of 27.7316 shares per debenture. However, the maximum conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights—Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Assumes that all of the debentures and/or all of the common stock into which the debentures are convertible are sold. No selling securityholder will own more than 1% of our outstanding common stock after the offering by such securityholder.

(3)	Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part or in prospectus supplements, as required.

(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements and/or amendments to the registration statement of which the prospectus, as supplemented by this prospectus supplement, is a part.
     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section of the prospectus captioned “Plan of Distribution.”
     None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
The date of this prospectus supplement is December 12, 2005.